November 4, 2019	Alexandra C. Alberstadt AAlberstadt@perkinscoie.com D. +1.212.261.6819

Via EDGAR

Kimberly Browning

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Guinness Atkinson Funds, File Nos. 33-75340; 811-08360 (the “Registrant”)

Dear Ms. Browning:

On behalf of the Registrant with respect to Guinness Atkinson Smart Transportation ETF, we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided by the Staff during numerous conversations with the Staff held between August 7, 2019 and November 1, 2019, relating to Post-Effective Amendment No. 92 (“PEA 92”) to the Registrant’s Registration Statement on Form N-1A, filed on June 29, 2019 for the Smart Transportation ETF (the “Fund”).

The Registrant has submitted separately a request for acceleration of the effective date of the filing, which is now PEA 94.

The Staff’s comments are set forth below, followed by our response. We have attempted to accurately restate the Staff’s comments, which were provided by telephone. Capitalized terms used but not defined in this letter have the meanings assigned to them in the post-effective amendment.

When a comment applies to more than one section of the post-effective amendment, unless otherwise discussed, we have attempted to make changes consistently as appropriate. The Registrant acknowledges that the accuracy and adequacy of the disclosure in the Fund’s registration statement is the Fund’s responsibility.

The Registrant notes that the Fund’s name has been changed to “SmartETFs Smart Transportation & Technology ETF.”

Comment No. 1: The Staff reiterates its prior comment concerning the fee table and requests that the Transaction Fee be disclosed in the body of the fee table as a separate line item. The Staff notes that this comment is based on Form N-1A, Item 3, Instruction 1(e) and that this comment is related to the creation unit size, which is less than 25,000 shares.

Kimberly Browning

November 4, 2019

Response: The Registrant has reconsidered the Staff’s position and respectfully declines to insert an additional line item into the fee and expense table disclosing the Transaction Fee to be paid by Authorized Participants in connection with the creation or redemption of a Creation Unit composed of 10,000 shares, primarily because the Transaction Fee is not a sales charge. The Registrant has increased the size of the Creation Unit from 10,000 to 25,000 shares.

Comment No. 2: The Staff requests that the fee waiver footnote be deleted and that disclosure concerning the fee waiver be relocated to Item 10 disclosure until there is a waiver entry in the fee table.

Response: The Registrant has revised the disclosure.

Comment No. 3: The Staff reiterates its prior comment concerning Rule 35d-1 and the economic nexus between the Fund’s name and the companies in which it will invest.

Response: The Registrant incorporates its prior responses to comments concerning the Fund’s name.

The Registrant has endeavored to explain the nexus between companies that could be portfolio companies and Smart Transportation by identifying the key characteristics of Smart Transportation companies, and stating that the Fund will invest in companies that design, develop, manufacture or produce vehicles, their components or systems having these characteristics.

The Registrant believes that the disclosure as revised accurately describes the types of companies in which the Fund will invest. The Registrant notes that the Fund’s portfolio will be accessible on its website.

Comment No. 4: With respect to Comment Number 14 from the Registrant’s July 29 correspondence, please confirm the change has been made throughout.

Response: The Registrant has revised the Principal Investment Strategies section of the Summary Prospectus to state that the Adviser uses research and applies traditional fundamental analysis to determine whether to buy or sell portfolio positions, and has added a statement that the Fund is designed for an investor who seeks exposure to companies that produce products or services related to Smart Transportation.

Comment No. 5: The Staff reiterates its prior comments concerning strategy and risk correlation (Items 4 and 9 of Form N-1A) and notes that certain risks items concerning foreign investment, namely emerging markets exposure, developed markets exposure and specific country exposures, are included in the principal risks section but are not discussed in the principal strategies section.

Kimberly Browning

November 4, 2019

Response: The Registrant has reviewed the scope of the disclosure and has revised the disclosure to note that the Fund may invest in companies in developed markets and emerging markets outside the United States. The Registrant has reviewed the scope of the disclosure and has revised the disclosure concerning investing in foreign companies and added country-specific references. The Registrant notes that at the current time, the Fund does not expect to invest as a principal investment strategy in a specific foreign country. The Registrant will modify the Fund’s prospectus disclosures to name specific foreign countries if the Fund begins to invest principally in companies in particular foreign countries. Otherwise, after review and as enhanced in response to the Staff’s prior comments, the Registrant believes that the disclosures about the Fund’s principal investment strategies adequately describe how the Fund intends to achieve its investment objective, and that the disclosures about the Fund’s principal investment risks adequately describes the risks to which the Fund’s portfolio, as a whole, is subject.

The Registrant has also reviewed the correlation between disclosures pursuant to Items 4 and 9 of Form N-1A generally and believes that the current disclosure is sufficient to identify strategies and risks, consistent with the general instruction that repeated duplicative disclosures are disfavored.

Comment No. 6: The Staff requests that the risk disclosures concerning trading at a price other than net asset value be expanded to discuss the following risks specifically with respect to foreign securities holdings: stale prices, calculation of intraday indicative value including international securities inputs, and factors or circumstances concerning foreign securities’ impact on the calculation of intraday indicative value.

Response: The Registrant has revised the disclosure to add that the price of securities in local markets that have closed when intra-day indicative value is calculated may cause the spread between intra-day NAV and the daily NAV to widen. The Registrant has also revised the disclosure to state that the intra-day NAV is calculated based on the basket of securities that constitutes the Creation Unit deposit on a trading day and that the prices of securities traded in markets outside the U.S. may not be updated except for currency conversions.

Comment No. 7: Change “Active Trading Risk” heading to “Absence of Active Trading Risk” throughout.

Response: The Registrant has revised the disclosure.

Comment No. 8: Revise “Purchase and Sale of Fund Shares” section to be more complete.

Response: The Registrant has revised the disclosure.

Comment No. 9: Remove extraneous language after investment objective.

Kimberly Browning

November 4, 2019

Response: The Registrant has revised the disclosure.

Comment No. 10: Review foreign securities risks and add Brexit risk if necessary.

Response: The Registrant has revised the disclosure concerning risks of investing in companies outside the United States and in the risk section covering foreign securities markets and emerging markets. The Registrant notes that the risks associated with Brexit are in the nature of global macroeconomic risks and that Brexit is not a stand-alone principal risk of the Fund.

Comment No. 11: Add language concerning factors for purchasing and selling securities.

Response: The Registrant has revised the disclosure.

Comment No. 12: In discussion of industry classifications, remove language concerning alternative sources for classifications.

Response: The Registrant has revised the disclosure.

Comment No. 13: Revisit prior comments concerning concentration disclosure and remove language tending to indicate freedom of action is reserved.

Response: The Registrant has revised the disclosure as follows:

The Fund may not

. . .

Invest 25% or more of the value of its total assets in securities of issuers in any particular industry. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Comment No. 14: Review disclosure concerning cut-off time for purchase orders and redemption orders and confirm that basket of assets and portfolio holdings are publicly available in advance of cut-off time. Explain why there is an earlier cut-off time for orders received by mail or outside the clearing process.

Response: The Registrant has reviewed the disclosure. The Registrant confirms that the Creation Basket is disclosed daily in advance of the cut-off time. The Registrant believes that for purchases or sales outside the clearing process, other participants in that process might impose an earlier time for receipt of orders to be transmitted to the Transfer Agent.

Comment No. 15: Explain why the Adviser might waive or pay, in part, the Transaction Fee.

Kimberly Browning

November 4, 2019

Response: The Transaction Fee is designed to compensate the Fund for custody and brokerage costs incurred in connection with the creation or redemption of a Creation Unit. The Adviser might pay all or part of a Transaction Fee in connection with a purchase or redemption of Creation Units when the Adviser believes it is beneficial to do so. The Registrant has revised the language to make clear that the Adviser may determine whether to pay all or part of a Transaction Fee based on the facts and circumstances at the time a Creation Unit transaction is incepted.

Comment No. 16: Explain why the fee paid to DTC as specified in the “Book Entry Order System” disclosure does not appear as a fee in the “other expenses” entry in the fee table.

Response: The Registrant notes that the disclosure relates to fees paid by DTC to obtain a list of record owners of shares, and that the fee is only paid when requested. Requests for such fees are made by the Fund’s transfer agent and are treated as an expense of the transfer agency arrangement and are billed under the transfer agency agreement. The Registrant confirms that transfer agency fees are paid by the Adviser, under the Fund’s advisory fee arrangement, and therefore an entry in the fee table would be inaccurate. In addition, based on the frequency for which this fee has been requested in the past for the Registrant’s open-end funds, the fee does not appear in the “other expenses” entry in the fee table because it is estimated to be below 1 basis point. To clarify, however, the Registrant has changed the disclosure to read as follows:

Pursuant to the Depositary Agreement between the Trust and DTC, DTC is required to make available to the Trust, upon request and for a fee to be charged with respect to the Trust through the Trust’s Transfer Agent, a listing of shareholdings of each DTC Participant holding Fund shares.

Comment No. 17: In the SAI, revise the section captioned “Leverage” to “Derivatives” and confirm that it complies with the Letter dated July 30, 2010 from Barry Miller to the Investment Company Institute.

Response: In accordance with the Staff’s prior comment, the language was revised to clarify that the only types of derivatives intended to be used by the fund are foreign currency forward contracts, which the portfolio managers might use depending on the timing of the Fund’s portfolio purchases. The Registrant confirms that Fund will not use derivatives as a principal investment strategy. The heading has been changed as requested. The Registrant believes that its disclosure complies with the substantive guidance in the July 30, 2010 guidance letter.

The Registrant confirms that future filings for the Trust will reference the titles of the principal executive officer and principal financial officer in the signature pages, in accordance with Section 6(a) of the Securities Act of 1933, as amended.

Kimberly Browning

November 4, 2019

Respectfully submitted,

/s/ Alexandra Alberstadt

Alexandra C. Alberstadt

Partner

ACA